EFACTOR GROUP CORP.

605 Market Street, Suite 600
San Francisco, California 94105

March 11, 2014

VIA EDGAR

Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:    EFactor Group Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 29, 2014

File No. 333-192574

Dear Mr. Shuman:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 25, 2014, regarding our Registration Statement on Form S-1 (as amended, the “Form S-1”) originally filed on November 27, 2013. A marked version of Amendment No. 2 to the Form S-1 (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Form S-1 filed on January 29, 2014.  All references to page numbers in our responses refer to the marked version of Amendment No. 2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.

Pursuant to Rule 310 of Regulation S-T of the Securities Act, please file on EDGAR a marked copy of your next amended registration statement.

We have filed a marked copy of Amendment No. 2 on EDGAR.

2.

As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to your placement agent has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

We hereby advise the Staff that, as of the date hereof, the amount of compensation to be allowed or paid to our placement agent has not been cleared with FINRA. We will ensure that, prior to effectiveness of the Form S-1, the Staff receives a copy of a letter or a phone call from FINRA informing the Staff that FINRA has finished its review and has no additional concerns.

Mark P. Shuman

United States Securities and Exchange Commission

March 11, 2014

3.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

We have updated the financial statements in Amendment No. 2 in response to the Staff’s comment.

4.

We note your response to prior comment 1 regarding your agreements to acquire the 30% interest of your operating subsidiary, The E-Factor Corp., you did not own prior to November 13, 2013. You describe acquiring this interest in two pieces: 1) 2,114,644 shares of common stock of The E-Factor Corp. in exchange for 11,693,528 shares of common stock of EFactor Group Corp., the registrant; and 2) a prospective transaction to acquire the remaining shares of common stock of The E-Factor Corp. in exchange for 3,906,244 shares of EFactor Group Corp. common stock. These descriptions are inconsistent with your Share Exchange Agreement filed as Exhibit 10.8 and your disclosures on page II-4 that you issued 39,080,906 shares of EFactor Group Corp. common stock on November 13, 2013 and an additional 11,527,257 shares in January 2014 to acquire the securities of The E-Factor Corp. Please revise to reconcile these discrepancies and provide a complete description of your past and prospective transactions to acquire the remaining portions of The E-Factor Corp. you did not own after your reverse merger. Further, for each transaction where you acquire shares of The E-Factor Corp, please revise to identify the percentage of its outstanding stock you acquired.

We have revised Amendment No. 2 (pages 4, 37 and 52) in response to the Staff’s comment.

Fee Table

5.

We note your response to prior comment 5 regarding your fee table. Please explain why you believe Rule 457(c) is the appropriate section to base your registration fee for the direct portion of your offering. It appears you seek to register a fixed dollar amount of securities under paragraph (o). Please revise to clarify which portions of the fee for your offering are computed under Rule 457(d).

We have revised the fee table in Amendment No. 2 to clarify that the fee for our direct offering was computed under Rule 457(o).

Prospectus Cover Page

6.

Please eliminate the total column from the table in your cover page. Revise the text that immediately following the table to state concisely the information required by paragraph (b)(8) of Item 501 of Regulation S-K, without providing unnecessary details. After disclosure that the selling agent has no obligation to purchase any shares and that the sale of a minimum amount of shares is not assured, you many indicate the maximum amount of gross and net proceeds that would be raised were all offered shares to be sold. By footnote, indicate that the placement agreement fees you present in the table do not include the shares to be issued to the placement agent, or payment of its expenses, which you discuss on a cross-referenced page of the prospectus.

Mark P. Shuman

United States Securities and Exchange Commission

March 11, 2014

We have revised the cover page in Amendment No. 2 in response to the Staff’s comment.

Capitalization, page 32

7.

In light of the fact your offering will be on a no minimum, best-efforts basis, please advise us why you provided an “as adjusted” in your capitalization section. We refer to Rule 170, which appears inconsistent with this type of presentation.

We have deleted the “Capitalization” section in Amendment No. 2 in response to the Staff’s comment.

Dilution, page 33

8.

Similarly, your dilution disclosures assume that you will sell your entire direct offering and does not take into account that your offering is made on a no-minimum, best-efforts basis. Please revise to provide your dilution disclosure required under Item 506 of Regulation S-K in ranges of possible sales of your direct offering (e.g.,. 10%, 25%, and 50%, to supplement the current 100% presentation).

We have revised Amendment No. 2 (page 35) in response to the Staff’s comment.

Plan of Distribution, page 72

9.

With respect to prior comment 12, revise your plan of distribution discussion to state that your placement agent is a statutory underwriter within the meaning of Section 2(a)(11).

We have revised Amendment No. 2 (page 81) in response to the Staff’s comment.

10.

You disclose that your placement agent may release your securities subject to the lock-up agreements any time without public notice. In your response letter, provide your analysis of whether FINRA Rule 5131 requirement concerning public notice of the impending release of the lock-up restrictions is applicable to the selling agent in your offering.

Per our discussion with the Staff, we have revised Amendment No. 2 (page 81) to delete the “without public notice” language.

Consolidated Financial Statements

The E-Factor Corp., page F-1

Consolidated Statements of Operations, page F-4

11.

Revise to disclose your loss per share and weighted average shares outstanding. We refer you to ASC 260-10-50.

We have revised Amendment No. 2 (page F-4) in response to the Staff’s comment.

Exhibits

12.

Please file the form of subscription agreement as an exhibit.

Mark P. Shuman

United States Securities and Exchange Commission

March 11, 2014

We have filed the form of subscription agreement as Exhibit 10.10 to Amendment No. 2.

***

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. or Lawrence A. Rosenbloom, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP.

By: /s/ Marion Freijsen

Name: Marion Freijsen

Title: Chief Operating Officer

cc:

Ellenoff Grossman & Schole LLP

Troutman Sanders LLP